UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

Date of Report: April 15, 2011

CEMEX, S.A.B. de C.V.
(Exact name of Registrant as specified in its charter)

CEMEX PUBLICLY TRADED STOCK CORPORATION WITH VARIABLE CAPITAL
(Translation of Registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
                   Garza García, Nuevo León, México 66265
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____                        No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

Media Relations Jorge Pérez (52-81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón (52-81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza (52-81) 8888-4136 ir@cemex.com

CEMEX ANNOUNCES SIGNIFICANT PROGRESS
IN SUSTAINABLE DEVELOPMENT COMMITMENTS

MONTERREY, MEXICO, APRIL 14, 2011– CEMEX, S.A.B. de C.V. (NYSE: CX), announced today significant progress in many key performance indicators related to its global sustainable development strategy, highlighting important achievements in major areas such as sustainable construction, workplace safety, environment and climate change, biodiversity and wilderness preservation, and its contribution to the communities where it operates.

“In 2010 we intensified our commitment to integrating sustainability into all aspects of our worldwide business,” said Lorenzo H. Zambrano, CEMEX Chairman and CEO. “As the largest concrete producer in the world, we have both a responsibility and a great opportunity to help lead the transition to a truly sustainable construction industry, and to contribute to improving the quality of life around our communities.”

Key highlights are:

•
CEMEX intensified its work to improve the qualities of concrete to build on its characteristics as the most inherently sustainable building material. Led by its Global Center for Technology and Innovation in Switzerland, CEMEX technology centers around the world are creating a range of innovative concrete products to meet the construction industry’s growing demand for high-performance, low-carbon building solutions.

•
CEMEX introduced a carbon footprint tool- the first of its kind in the building materials industry- that allows measuring the greenhouse gas emissions of our cement, ready-mix, and aggregates products. The tool has already been implemented in all of CEMEX's operating cement plants, and is now being extended across ready-mix and aggregates operations worldwide. As a result, CEMEX will begin to roll-out carbon content information for its products during 2011.

•
CEMEX achieved a 20.5% reduction on CO2 net emissions per ton of cement produced relative to its 1990 baseline, allowing the avoidance of yearly emissions equivalent to that of 1.2 million vehicles. CEMEX reconfirms its 25% reduction target by 2015.

•
CEMEX significantly increased the use of lower-carbon alternative fuels. In 2010 the rate of alternative-fuel use rose to 20.3% of total fuel mix, almost doubling from the 10.3% recorded in 2008.  CEMEX has introduced a new 2015 target of 35% substitution rate for alternative fuels, by far the most ambitious commitment in the cement industry.

•
CEMEX, in coordination with BirdLife International, completed a multi-year scoping study on the biodiversity status of worldwide cement and aggregates operations. The study assessed 543 sites and identified 131 sites that overlap with areas of high biodiversity value. This study is being used to develop biodiversity action plans.  With 85% of all CEMEX quarries having rehabilitation plans in place in 2010, CEMEX remains on track to achieve its target of 100% by 2015.

•
During 2010, CEMEX continued to execute initiatives to build affordable housing and infrastructure in developing markets. Last year, more than 45,000 families were able to build or improve their homes through the Patrimonio Hoy program, bringing the total to more than 300,000 since the program started in 1998.  With turnkey infrastructure development programs CEMEX completed over 10 million square meters in urban concrete paving in 2010.

•
Last year witnessed a number of extreme weather events and natural disasters that severely affected countries and communities where CEMEX operates. In response, CEMEX intensified its disaster relief efforts, providing emergency humanitarian aid and supporting long term reconstruction efforts to different countries in different situations, like the Haiti earthquake, flooding in Central Europe, and Northern Mexico’s impact of Hurricane Alex.

•
An integral part of CEMEX sustainability commitment is the continuing, company-wide effort to improve workplace and community safety. In 2010, CEMEX achieved a 19% reduction in its employee lost-time incident rate to 2.6 incidents per million hours worked. In 2011 we will implement a new CEMEX Health and Safety Management System and we will continue the worldwide rolling out of our LEGACY training program, both aimed at facilitating CEMEX moving towards its ultimate goal of zero incidents.

If you want to know more about CEMEX’s sustainability strategy and efforts, please review CEMEX’s 2010 Sustainable Development Report, which achieved a GRI-checked application level of A+ for the third consecutive year, is available online at http://www.cemex.com/sustainability

CEMEX is a global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, and various other factors. CEMEX assumes no obligation to update or correct the information contained in this press release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	April 15, 2011	By:	/s/ Rafael Garza
			Name:	Rafael Garza
			Title:	Chief Comptroller